

Mail Stop 4631

May 5, 2016

Via E-mail
Craig Laurie
Chief Financial Officer and Director
Brookfield Business Partners Limited
73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda

> **Re: Brookfield Business Partners L.P.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed April 29, 2016**
> **File No. 333-207621**

Dear Mr. Laurie:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 as Amended filed April 29, 2016

Business, page 66

Proved Undeveloped Reserves (PUDs), page 76

1. Please revise the tabular disclosure relating to the Equity Affiliate to provide the changes in net proved undeveloped reserves that occurred from the date of purchase on June 5, 2015 to the end of the period at December 31, 2015. Your revised disclosure should provide an appropriate narrative explanation and the net change in reserve quantities attributable to each separate cause such as revisions of previous estimates, improved recovery, purchases or sales of reserves in-place, extensions and discoveries and the amounts converted during the year from undeveloped to developed status. Your revised

disclosure should provide sufficient details to reconcile and understand the overall change in net reserve quantities. Refer to the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

2. Please expand the disclosure relating to your proved undeveloped reserves as of December 31, 2015 to discuss the investments, including the capital expenditures incurred, made during the year to progress the conversion of proved undeveloped reserves to developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Supplementary Information on Oil and Gas (Unaudited), page F-54

Net Proved Reserves, page F-54

3. Please expand your disclosure of the changes in net proved reserves to provide a narrative explanation for each line item, other than production, that represents a significant change in total reserves for the periods presented to comply with FASB ASC 932-235-50-5. To the extent that you had revisions of previous estimates resulting from several separate and unrelated causes such as revisions due to price, performance or improved recovery, please expand your explanation to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified. Also note that changes related to improved recovery resulting from the application of improved recovery techniques such as enhanced or tertiary recovery methods should be disclosed separately, if significant, from revisions of previous estimates pursuant to FASB ASC 932-235-50-5(b).

4. Please revise the tabular disclosure relating to the Equity Affiliate (Australian Operations) to provide the changes in net proved reserves that occurred from the date of purchase on June 5, 2015 to the end of the period at December 31, 2015. Your revised disclosure should provide an appropriate narrative explanation and the net change in reserve quantities attributable to each separate cause such as revisions of previous estimates, improved recovery, purchases or sales of reserves in-place, extensions and discoveries, and production. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-56

5. Please explain to us the basis for revising the figures presented in Amendment No. 3 to Form F-1 relating to the standardized measure of discounted future net cash flows for the period ending December 31, 2014.

6. Please explain to us why the figure for the discounted future net cash flows is greater than the figure for the undiscounted future net cash flows in the tabular presentation of the standardized measure for the period ending December 31, 2015.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc:　Mile Kurta, Esq.
　　　Erin Wiley, Esq.